

August 28, 2012

Via E-mail
Ms. Sarocha Hatthasakul
Chief Financial Officer
Intelligent Communication Enterprise Corporation
75 High Street
Singapore 179435

Re: Intelligent Communication Enterprise Corporation
Form 10-K for the year ended December 31, 2011
Filed on April 16, 2012
Form 10-Q for the year ended June 30, 2012
Filed on August 14, 2012
File No. 0-10822

Dear Ms. Hatthasakul:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended June 30, 2012

Note 2 Business Combinations, page 14
    Acquisition of GIM

1. In a Form 8-K dated November 28, 2011 you disclosed that you have entered into an agreement to acquire Global Integrated Media Ltd. ("GIM".) We note that you completed the acquisition of GIM in March 2012; however you have not filed a Form 8-K to report the acquisition. Based on the significance of this acquisition, it appears that you should file a Form 8-K to report the consummation of the acquisition of Global Integrated Media Ltd. ("GIM") that occurred in March 2012 including GIM audited financial statements for the two most recent fiscal years and the latest required unaudited interim period that

preceded the acquisition. Also in the Form 8-K you should include pro forma financial information reflecting the impact of the acquisition. Refer to Rule 8-04 and Rule 8-05 of Regulation S-X.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director